UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Summit Therapeutics PLC

(Name of Issuer)

American Depositary Shares and Ordinary Shares, par value £0.01 per share

(Title of Class of Securities)

86627R102

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 24, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627R102

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		269,368,810*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

269,368,810*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

269,368,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.66%*
14	TYPE OF REPORTING PERSON

IN

* The 269,368,810 Ordinary Shares beneficially owned consist of 15,657,641 American Depositary Shares, which may be exchanged for Ordinary Shares at a 1:5 ratio, 166,157,050 Ordinary Shares and includes the exercise of warrants to buy 24,923,555 Ordinary Shares, which are first exercisable on June 24, 2020.

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CUSIP No. 86627R102

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 3.	Source of Funds.

Item 3 is hereby amended to add the following:

The cost of the Subscription Shares (as defined below) is approximately $47,371,000. Such shares were acquired with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 6, 2019, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Reporting Person, pursuant to which the Reporting Person agreed to subscribe for an aggregate of 166,157,050 ordinary shares (the “Subscription Shares”) of the Issuer, par value £0.01 per share (the “Ordinary Shares”) and warrants to purchase an aggregate of 24,923,555 Ordinary Shares at an exercise price of £0.243 per Ordinary Share (the “Subscription Warrant”) in a private placement in the United States for an aggregate purchase price of $47.371 million (collectively, the “Subscription”), or an approximate per share price of £0.221 (which is based on an exchange rate of $1.29 to £1.00) for a Subscription Share plus a Subscription Warrant.

The Subscription closed on December 24, 2019, upon the satisfaction of all closing conditions.

The Reporting Person beneficially owns 15,657,641 American Depositary Shares (the “ADS Shares”), representing 78,288,205 of the Ordinary Shares, and 191,080,605 Ordinary Shares, or an aggregate of approximately 74.66% of the outstanding Ordinary Shares, including 24,923,555 Ordinary Shares issuable upon exercise of the Subscription Warrant.

Following the closing, the Reporting Person entered into agreements to sell an aggregate of 6,664,374 ADS Shares to certain purchasers pursuant to two Stock Purchase Agreements, each dated December 24, 2019, each by and among Robert Duggan and the parties listed on each Exhibit A thereto (each an “SPA”). Subject to the satisfaction of certain customary closing conditions, the SPAs are expected to close on or about January 10, 2020.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the Warrant Instrument and each SPA, included as Exhibits 99.1, 99.2, 99.3 and 99.4 respectively and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

A.	Mr. Duggan
(a)	As of the close of business on December 24, 2019, through the holding of 15,657,641 ADS Shares, 166,157,050 Ordinary Shares and the Subscription Warrant (pursuant to which 24,923,555 Ordinary Shares are issuable on exercise), the Reporting Person directly owned 269,368,810 Ordinary Shares

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CUSIP No. 86627R102

Percentage: Approximately 74.66%

(b)	1. Sole power to vote or direct: 269,368,810
2. Shared power to vote or direct: 0
3. Sole power to dispose of or direct the disposition of: 269,368,810
4. Shared power to dispose of or direct the disposition of: 0
(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Following the closing, the Reporting Person entered into agreements to sell an aggregate of 6,664,374 ADS Shares to certain purchasers pursuant to the SPAs. Subject to the satisfaction of certain customary closing conditions, the SPAs are expected to close on or about January 10, 2020.

The foregoing description of the SPAs does not purport to be complete and is qualified in its entirety by reference to the full text of each SPA, attached hereto as Exhibits 99.3 and 99.4 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.
99.1	Securities Purchase Agreement, dated December 6, 2019, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 6-K filed on December 6, 2019).
99.2	Warrant Instrument, dated December 6, 2019 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 6-K filed on December 6, 2019).
99.3*	Stock Purchase Agreement, dated December 24, 2019, by and among the Reporting Person and the parties listed on Exhibit A thereto.
99.4*	Stock Purchase Agreement, dated December 24, 2019, by and among the Reporting Person and the parties listed on Exhibit A thereto.

* Filed herewith.

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CUSIP No. 86627R102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2019

/s/ Robert W. Duggan
Robert W. Duggan

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CUSIP No. 86627R102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share(£)	Date of Purchase / Sale

ROBERT W. DUGGAN

Ordinary Shares	166,157,050	£0.221	12/24/19
Subscription Warrants*	24,923,555		12/24/19

* Represents Ordinary Shares issuable upon exercise of the Subscription Warrant. The Subscription Warrant is exercisable from June 24, 2020 to December 24, 2029 at a price of £0.243 per Ordinary Share.